

Mail Stop 7010

September 13, 2007

By US Mail and Facsimile

Mr. Pieter DuRand
President and CEO
Echo Resources, Inc.
500 Australian Ave. South, Suite 619
West Palm Beach, FL 33401

> **Re:**   **Echo Resources, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 10, 2007**
> **File No. 0-26703**

Dear Mr. DuRand:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Financial Statements

1.   Given that you have not generated any revenues from operations or commenced operations, please comply with the reporting provisions of SFAS 7. Also, since you disclose on page 3 that you now have "an emphasis on diamond mining" you should read and understand the reporting guidance in Industry Guide 7, which you are required to follow, pursuant to Instruction 1 to Item 102(a) of Regulation S-B. Specifically, you should understand the differences between the exploration, development and production stages, which are all defined. You will find that Instruction 1 to paragraph (a) of Industry Guide 7 precludes management of a mining company in the exploration stage from referring to the enterprise as being in the development stage. As a result, your financial statements should be labeled as those pertaining to an enterprise in the exploration stage; any related disclosures, accounting policy or otherwise, that appear in the filing should utilize exploration stage terminology, rather than development stage.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that your independent accountant's audit opinion states "We have audited …for the year in the period ended December 31, 2006." The audit opinion covering the year ended December 31, 2005 has the same language. Please ask your auditors to revise their reports to clearly state which year and which periods were audited, following the guidance in Rule 2-02(a) of Regulation S-X and AU §508.08.

Statement of Stockholders' Equity (Deficit), page F-6

3.   We note that your beginning balances for additional paid-in capital, deficit accumulated during the development stage and total stockholders' equity do not agree to the balances disclosed in the prior Form 10-KSB, covering the year ended December 31, 2005. If the financial statements have been restated to correct errors in the prior period balances, please disclose the information required by SFAS 154, par. 26.

Statements of Cash Flows, page F-7

4.   We note that you present column headings labeled 2005 and 2004 in your Statement of Cash Flows for the year ended December 31, 2006. Please ensure that these columns are labeled correctly; and that you include activity for 2006.

We also note that the Cash, end of the period balance for column labeled 2004 is $9,051. However, the Cash, beginning of period balance for column labeled 2005 is $87. Please revise your Statements of Cash Flows to correct this discrepancy.

Note 1 – Basis of Presentation, page F-8

5.   You state "The accompanying audited financial statements… should be read in conjunction with the audited financial statements and notes contained in the Company's financial statements filed with the SEC on Form 10-KSB." Please replace this disclosure with all of the information that is required in an annual report. For example, you should include a description of all significant accounting policies as an integral part of the financial statements to comply with APB Opinion 22, paragraph 8.

Note 3 – Notes Payable, page F-8

6.   We note that in September 2004 you issued a convertible promissory note of $100,000 which you discounted for its beneficial conversion feature of $100,000. Please provide your analysis of how you computed the beneficial conversion feature valued at $100,000. Refer to the guidance of EITF 98-5 and EITF 00-27 paragraph 19.

7.   We also note that in September 2003 you issued another convertible promissory note, having a principal amount of up to $100,000. You state that "At December 31, 2006, $65,000 had been advanced under this note." And on page 15, you state that you raised $15,000 by executing a convertible promissory note to Confederated Finance Corp. for the period ended December 31, 2006. Please reconcile these amounts with the proceeds from notes payable reported in your cash flow statement of $30,000; and provide clear disclosure in the notes to your financial statements.

Note 4 – Investment, page F-9

8.   We note your disclosure explaining that you purchased a 20% interest in two Canadian mining claims in 2004. You also state that in August 2005, you purchased an additional 20% of this mining claim in exchange for $50,000 in cash. Please disclose how the terms compare to those associated with your initial purchase. Also reconcile your disclosures under this heading with your disclosures on pages 4 and 13, stating that in August 2005 you purchased a fifteen percent equity interest in three claims.

Finally, disclose the results of your assessment of recoverability for the mining claim interest, following the guidance in paragraph 7 of SFAS 144 and EITF 04-

        3. Describe the underlying assumptions so that the basis for your conclusion is clear.

Form 10-QSB for the Quarter Ended June 30, 2007

General

9.   We note many inconsistencies referencing the period end throughout the Form 10-QSB for June 30, 2007. For example, the cover page indicates the report covers the quarterly period ended June 30, 2006; the headings on your Statement of Operations on page F-3 and Statement of Cash Flows on page F-4 indicate the activity corresponds to the "Three and Six Months Ended June 30, 2006 and 2005"   As a result, you should promptly file an amendment to include activity for the periods that are required to be reported, to correct all labeling, and to comply with all applicable comments.

Note 2 – Notes Payable, page F-5

10.   We note your convertible promissory note of $100,000 which had an extended maturity date of September 30, 2006. Please disclose whether the maturity date has been extended. If the debt is in default, disclose the implications. Update your disclosure of funds advanced under the note as necessary to correlate with the amounts presented in your balance sheet, showing total debt of $166,729.

11.   We note the convertible promissory note issued in September 2005 which your summary shows value of note at June 30, 2006 a balance of $66,729. Please update through the balance sheet date of June 30, 2007.

Management's Discussion and Analysis, page 10

12.   We note your disclosure stating "Our total assets were $56,290 and $44,000 at June 30, 2006 and 2005 respectively." However, your balance sheet has total assets of $58,543 as of June 30, 2007. We also note your disclosure of current liabilities of $58,543 and $140,704 at June 30, 2007 and 2006. Your balance sheet presents total liabilities of $191,770 for June 30, 2007. Please revise your disclosures to include accurate information corresponding to the periods covered by the report.

Engineering Comments

Description of Business, page 3

13.   Expand your disclosure early in this section to explain that you are an exploration
       stage company, there is no assurance that a commercially viable mineral deposit
       exists on any of the properties, and that further exploration will be required before
       a final evaluation as to the economic and legal feasibility is determined. Please
       refer to Industry Guide 7(a)(4) if you require further clarification.

14.   Given the nature of your intended operations, please expand your disclosure
       concerning your exploration plans for the properties to address the following
       points.

       •   Disclose a brief geological justification for each of the exploration projects
           written in non-technical language.

       •   Give a breakdown of the exploration timetable and budget, including
           estimated amounts that will be required for each exploration activity, such
           as geophysics, geochemistry, surface sampling, drilling, etc. for each
           prospect.

       •   If there is a phased program planned, briefly outline all phases.

       •   If there are no current detailed plans to conduct exploration on the
           property, disclose this prominently.

       •   Disclose how the exploration program will be funded.

       •   Identify who will be conducting any proposed exploration work, and
           discuss what their qualifications are.

15.   Detailed sampling provides the basis for the quality estimate or grade of your
       mineral discovery. Please disclose any Quality Assurance/Quality Control
       (QA/QC) protocols you have developed for your exploration program. These
       procedures would serve to inform potential investors regarding your sample
       collection and preparation, assay controls, sample custody, assay precision and
       accuracy procedures and protocols.

Description of Property, page 11

16.   Please disclose whether the property has been physically examined in the field by
       a professional geologist or mining engineer. If not, add a risk factor that

addresses the fact that the property has not been examined, detailing the risks to investors.

17.   Disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

18.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address.

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

19.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) of Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings with the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Directors, Executive Officers, Promoters and Control Persons, page 16

20. Please consider the technical training and experience in minerals exploration and mining by members of your management, and whether you should include a risk factor. If such experience is nominal, please address the extent of their technical training and experience exploring for minerals, starting and operating a mine.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Pieter DuRand
Echo Resources, Inc.
September 13, 2007
Page 9

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.   Direct your questions regarding the engineering comments to George Schuler, Mining Engineer, at (202) 551-3718. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief